

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2022

Richard H. Moore
Chief Executive Officer
First Bancorp /NC/
300 SW Broad Street
Southern Pines, NC 28387

>   **Re: First Bancorp /NC/**
>   **Registration Statement on Form S-4**
>   **Filed August 26, 2022**
>   **File No. 333-267089**

Dear Mr. Moore:

        This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact David Gessert at 202-551-2326 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance